UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 3 May, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
(“Sibanye Gold” or “the Company”)
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
TRADING STATEMENT
In compliance with paragraphs 3.4(b) shareholders are advised that earnings per share and headline earnings per share for the six months ended 30 June 2013 will be at least 20% less than the prior year. A further announcement will be released once a more definitive range can be given.
The reason for the difference in earnings is primarily due to a change in the number of shares in issue between the two reporting periods.
In the 2012 reporting period, Sibanye Gold was a wholly owned subsidiary of Gold Fields and, as at 20 June 2012, had only 1000 ordinary shares in issue. During the unbundling of Sibanye Gold, additional shares were issued to Gold Fields, which were then distributed to shareholders.

Sibanye Gold currently has 732 783 198 ordinary shares in issue as at 3 May 2013. The number of shares in issue will be at least this number at 30 June 2013. The EPS and HEPS numbers are
therefore not comparable. Once reasonable degree of certain
exists on the earnings and headline earnings on an aggregate basis, an updated trading statement will be released.
3 May 2013
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 3, 2013
By:
/s/ Charl Keyter
Name:  Charl Keyter
Title:     Chief Financial Officer